Financial Statements

SEITEL, INC. 401(k) PLAN

Year Ended December 31, 2000

SEITEL, INC. 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Year Ended December 31, 2000

Page

Report of Independent Auditors - Ernst & Young LLP	3

Report of Independent Public Accountants - Arthur Andersen LLP	4

Audited Financial Statements
Statements of Net Assets Available for Benefits.	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

Supplemental Schedule
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	11

REPORT OF INDEPENDENT AUDITORS

Participants and Investment Committee of
     the Seitel, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Seitel, Inc. 401(k) Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at the end of the year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

Houston, Texas
June 14, 2001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Investment Committee of the Seitel, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Seitel, Inc. 401(k) Plan (the Plan) as of December 31, 1999. This financial statement is the responsibility of the Plan administrator. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Houston, Texas
June 26, 2000

SEITEL, INC. 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2000	1999

ASSETS:
Investments	$5,425,869	$4,191,900
Receivables:
Participant contributions	22,516	11,689
Employer contributions	5,629	2,922
Accrued investment income	3,278	3,139

Total receivables	31,423	17,750

Total assets	5,457,292	4,209,650

LIABILITIES:
Excess contribution refund payable	5,965	-

Total liabilities	5,965	-

Net assets available for benefits	$5,451,327	$4,209,650

See accompanying notes.

SEITEL, INC. 401(k) PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Year Ended December 31, 2000

ADDITIONS:
Employer contributions	$126,795
Participant contributions	530,741
Participant rollovers	61,410
Investment income	262,542
Net appreciation in fair value of investments	1,658,375

Total additions	2,639,863

DEDUCTIONS:
Benefits paid to participants	1,397,107
Administration expenses	1,079

Total deductions	1,398,186

NET INCREASE	1,241,677

NET ASSETS AVAILABLE FOR BENEFITS AT:
Beginning of year	4,209,650

End of year	$5,451,327

See accompanying notes.

SEITEL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2000

1.     Description of Plan

The following description of the Seitel, Inc. 401(k) Plan (the "Plan") is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, a copy of which is available from Seitel, Inc. (the "Company").

General

The Plan is a defined contribution plan which covers employees of Seitel, Inc. Employees are eligible to participate in the Plan following the completion of one-half year of service, as defined, and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

The Plan allows participants to contribute up to 17% of their annual compensation, subject to certain limits prescribed by law.

The Company may make a matching contribution in an amount not to exceed 100% of the first 100% of the participant's compensation contributed to the Plan as the elective deferral. During 2000, the Company elected to make a matching contribution equal to 25% of the participant's contribution.

The Company may also make a profit-sharing contribution to the Plan for each eligible participant. Participants who are credited with 1,000 hours of service during the Plan year and are employed on the last day of the Plan year or terminated due to death, disability, or attainment of age 65 are eligible for the profit-sharing contribution. This amount will be allocated to the participant's accounts based on the ratio of participant compensation to total compensation of all participants eligible for a share of the profit sharing contribution. During 2000, the Company made no profit-sharing contribution.

Participants direct the investment allocation of all contributions.

Participant Loans

Participants are allowed to borrow any amount up to 50% of their vested account balance not to exceed $50,000 minus the highest outstanding loan amount during the prior 12 months, if any.

SEITEL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

1.     Description of Plan (continued)

The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined appropriate by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the participant's employer contributions account, including actual earnings thereon, is based upon years of continuous service. A participant vests 20% each year and is 100% vested after five years of credited service. Forfeitures of nonvested company matching contributions will be used to reduce future employer contributions to the Plan. Forfeitures of profit-sharing contributions will be reallocated among remaining participants at the end of the Plan year.

Forfeitures

As a result of termination, a participant forfeits the nonvested portion of the Company matching and profit-sharing contributions and related earnings, if any, in his or her account. The forfeited amounts of matching contributions and related earnings are used to reduce Company contributions for the succeeding plan year. The forfeited amounts of profit-sharing contributions and related earnings, if any, are allocated in the succeeding plan year to participants in the proportion that the compensation paid to each participant during the plan year bears to the compensation paid to all such participants, subject to limitations.

Benefit Payments

Participant benefits are payable to participants or to a designated beneficiary in the event of retirement, death, disability, or termination of employment. In-service distributions may be made from any of the participant's vested account balance upon attainment of age 59 1/2 or for financial hardship in accordance with the Plan. Benefit payments are made in the form of a single sum cash payment, an annuity payment, or some combination of the two.

Administrative Expenses

Certain administrative expenses are paid by the Company.

SEITEL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

1.     Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.     Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments in mutual funds and common stocks are stated at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of the common collective trust are valued at fair value, which represents the net asset values of shares held by the Plan at year-end as determined by the issuer. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

SEITEL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

3.     Investments

The Plan's investments are held by Merrill Lynch Trust Company. Individual investments that represent five percent or more of net assets available for benefits at year-end are as follows:

	December 31,
	2000	1999

Seitel, Inc. Common Stock	$ 1,964,669	$ 1,380,380
Merrill Lynch Retirement Preservation Trust	753,402	473,306
Merrill Lynch Basic Value Fund, Inc. Class D	396,465	407,130
Merrill Lynch S&P 500 Index Fund	496,699	652,892
AIM Constellation Fund	291,231	101,891
Oppenheimer Main Street Growth and Income Fund	413,476	369,925
Merrill Lynch Corporate Bond Fund, Inc. - Intermediate
Term Portfolio Class D	86,483	160,942

During 2000, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Common stock	$ 2,063,033
Mutual funds	(404,658)

Net appreciation	$ 1,658,375

4.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 27, 1993, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

SUPPLEMENTAL SCHEDULE

SEITEL, INC. 401(k) PLAN

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 76-0025431 PN: 001

December 31, 2000

Identity of
Issue, Borrower,
Lessor, or			Current
Similar Party		Description of Investment	Value

*	Seitel, Inc.	106,561 shares of common stock	$1,964,669
*	Merrill Lynch	Retirement Preservation Trust	753,402
	MFS	Emerging Growth Fund, Class A	97,616
*	Merrill Lynch	Global Allocation Fund, Inc. Class D	57,646
*	Merrill Lynch	Balanced Capital Fund, Inc. Class D	81,546
*	Merrill Lynch	Basic Value Fund, Inc. Class D	396,465
*	Merrill Lynch	Corporate Bond Fund, Inc. - Intermediate
		Term Portfolio, Class D	86,483
*	Merrill Lynch	S&P 500 Index Fund	496,699
	Oppenheimer	Capital Appreciation Fund	51,949
	Oppenheimer	Quest Global Value Fund	48,132
	Oppenheimer	Main Street Growth and Income Fund	413,476
	Van Kampen	Real Estate Securities Fund	36,067
	Davis Funds	New York Venture Fund	256,891
	AIM	International Equity Fund	123,092
	AIM	Constellation Fund	291,231
	AIM	Balanced Fund	56,502
*	Merrill Lynch	Self-directed brokerage accounts:
		Nasdaq 100 Trust Index	32,106
		CMA Money Fund	71,018
*	Participant loans	Varying maturity dates and interest rates
		ranging from 7.0% to 10.5%	110,879

			$5,425,869

*   Party-in-interest

	INDEX TO EXHIBIT
Exhibit
Number		Page

23.1	Consent of Independent Auditors - Ernst & Young LLP	14

23.2	Consent of Independent Public Accountants -	15
	Arthur Andersen LLP